                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 1)




                     Associated Estates Realty Corporation
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                       Common Shares, without par value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  045 604 105
  -----------------------------------------------------------------------------
                                 (Cusip Number)




Check the following if a fee is being paid with this statement ___.    (A fee
is not required only if the filing person:


(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                      (Continued on the following page(s)

                                  SCHEDULE 13G

 CUSIP NO. XXXXXX-XX-X                                                                 PAGE 2 OF 5 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     |    Mark Milstein                                                                                  |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                             ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |        USA                                                                                        |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |    1,028,453                                                    |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |       -0-                                                       |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |     1,028,453                                                   |
|                               |-------|-----------------------------------------------------------------|
|             PERSON            |     8 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|              WITH             |       |      -0-                                                        |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |                 1,028,453                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |                 6.02                                                                              |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                 IN                                                                                |
-----------------------------------------------------------------------------------------------------------

Item 1.
-------


                  (a) The issuer is Associated Estates Realty Corporation, an Ohio corporation (the "Company").

                  (b) The Company's principal executive offices are located at 5025 Swetland Court, Richmond Heights, Ohio 44143.

Item 2.
-------

                  (a) The person filing this statement is Mark L. Milstein.

                  (b) Mr. Milstein's principal business office is located at 4350 Renaissance Parkway, Suite D, Warrensville Heights, Ohio 44128.

                  (c) Mr. Milstein is a U.S. citizen.

                  (d) The class of securities to which this Schedule 13(G) relates is Common Shares, without par value, of the Company (the "Common Shares").

                  (e) The CUSIP number of the Common Shares is 045 604 105.

Item 3.
-------
                  Not applicable.

Item 4.           Ownership.
-------           ----------

                  (a) As of December 31, 1997, Mr. Milstein beneficially owned 1,028,453 Common Shares. All of the Common Shares beneficially owned by Mr. Milstein are held in a revocable trust of which Mr. Milstein is the sole trustee.

                  (b) The Common Shares beneficially owned by Mr. Milstein represented approximately 6.02% of the outstanding Common Shares as of December 31, 1997, based on 17,072,456 Common Shares outstanding.

                  (c) Mr. Milstein has the sole power to vote and to dispose of all 1,028,453 Common Shares he beneficially owns.

Item 5.           Ownership of 5% or Less of a Class.
-------           -----------------------------------

                  Not applicable

Item 6.           Ownership of More Than 5% on Behalf of Another Person.
-------           ------------------------------------------------------

                  Not applicable.


Item 7.           Identification and Classification of the Subsidiary
-------           ---------------------------------------------------
                  Which Acquired the Security Being Reported On By the
                  ----------------------------------------------------
                  Parent Holding Company.
                  -----------------------

                  Not applicable.

Item 8.           Identification and Classification of Members of the
-------           ---------------------------------------------------
                  Group.
                  ------

                  Not applicable.

Item 9.           Notice of Dissolution of Group.
-------           -------------------------------

                  Not applicable.

Item 10.          Certification.
--------          --------------

                  Not applicable.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                              /s/ Mark L. Milstein
                                              ----------------------------------
                                              Mark L. Milstein


Date:
     -------------------------